

November 12, 2010

David S. Sassoon
General Counsel
FXCM Inc.
32 Old Slip
New, NY 10005

Re: **FXCM Inc.**
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 2, 2010
           File No. 333-169234

Dear Mr. Sassoon:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 18 in our letter dated November 2, 2010. Based on your description of your CFD business in the prospectus, it appears that the CFDs would fall within the definition of swap under the current language of Section 206A of Gramm-Leach-Bliley and would fall within the definition of a swap under Title VII of the Dodd–Frank Wall Street Reform and Consumer Protection Act.   Please explain in a detailed legal analysis how your proposed plan of business would operate under both the federal securities laws and the Commodity Exchange Act.

We accept customers from many jurisdictions… , page 18

2.   We note your added disclosure on page 19. Please briefly describe the impact on your business should you pursue the restructuring of your activities in Japan.

Our failure to comply with regulatory requirements…, page 21

3.   We note your added disclosure on page 21. Please tell us whether the respective trade execution practices of the two other FX brokers are similar to yours. If so, please disclose this fact and quantify the amounts of the settlement agreements if practicable.

Organizational Structure Following this Offering, page 43

4.   We note your response to prior comment two from our letter dated October 28, 2010. Based on your responses and the additional disclosure on page 46, it is unclear whether your existing owners are required to sell their Holdings Units to FXCM Inc. or maintain their Holdings Units through the first anniversary of the offering closing. Please also tell us whether you have agreements in place with existing owners to sell such Holdings Units to FXCM Inc. using the proceeds from this offering.

5.   We note your added disclosure at the top of page 44 in response to comment 6 in our letter dated November 2, 2010. For clarity purposes, please relocate this disclosure to the Exchange Agreement section on page 46.

Reclassification and Amendment and Restatement…, page 45

6.   We note your response to prior comment four. Please tell us whether the Company has a current legal obligation to effect the modification of its capital structure as contemplated by the Reclassification transaction. If so, please retroactively restate your financial statements and include footnote disclosure highlighting such transaction.

Dividend Policy, page 49

7.   We note your response to prior comment 13. We are still unclear of your factual basis for disclosing a dividend for future periods. Absent any factual basis, we continue to believe that this information would more appropriately be provided in the form of a financial forecast in accordance with Rule 11-03 of Regulation S-X. Please revise your disclosure to include a financial forecast or eliminate the projected dividend rate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        212-455-2502